United States

Securities and exchange commission
washington, d.c. 20549

FORM 6-K

report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 of
the securities exchange act of 1934

For the month of November 2024

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ✓  Form 40-F ___

Index

Item              Description of Items

Letter Received from the Controlling Shareholder

Forward-Looking Statements

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG By: /s/ Leonardo George de Magalhães . Name: Leonardo George de Magalhães Title: Chief Finance and Investor Relations Officer

Date: November 14, 2024

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COMPANHIA ENERGÉTICA DE MINAS GERAIS - CEMIG

PUBLICLY-HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ): 17.155.730/0001-64

COMPANY REGISTRY (NIRE): 31300040127

MATERIAL FACT

Letter Received from the Controlling Shareholder

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG (“CEMIG or Company”), a publicly-held company, with shares traded on the São Paulo, New York and Madrid stock exchanges, under the terms of CVM Resolution No. 44/2021, of 23-08- 2021, informs the Securities and Exchange Commission – CVM, B3 S.A. – Brasil, Bolsa, Balcão (“B3”) and the market in general, which received, on this date, from the State of Minas Gerais, controlling shareholder of the Company, through the State Secretariat for Economic Development, Official Letter SEDE/ASMERC nº. 27/2024, informing that the State of Minas Gerais, on November 14, 2024, filed with the Legislative Assembly of the State of Minas Gerais, for analysis and deliberation, a Bill that contemplates proposed measures for the privatization of Companhia Energética de Minas Gerais .

Belo Horizonte, November 14, 2024

Leonardo George de Magalhães

Vice President of Finance and Investor Relations

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